Exhibit (a)(5)




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May 26, 2000


TO:            UNIT HOLDERS OF JMB INCOME PROPERTIES, LTD. - V

SUBJECT: OFFER TO PURCHASE UNITS by MP VALUE FUND 4, LLC; MP VALUE FUND 5, LLC; MORAGA FUND 1, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P. (collectively the "Purchasers")

Dear Unit Holder:

     You should recently have received our Offer to Purchase and related Letter of Transmittal(the "Offer"), by which we are offering to purchase up to 15,402 Units of limited partnership interest (the "Units") in JMB INCOME PROPERTIES, LTD. - V, an Illinois limited partnership(the "Partnership"). We are hereby extending the Expiration Date of our Offer to June 16, 2000 and increasing our purchase price to:

                                  $115 per Unit

less the amount of any distributions declared or made with respect to the Units between May 3, 2000 and June 16, 2000, or such other date to which this Offer may be further extended.

     The General Partner of the Partnership has announced a non-binding offer to purchase the Partnership's properties. The General Partner has warned that the offer is non-binding, that no negotiations have occurred, and extensive due diligence investigations must still be performed by the offeror, so that no assurances can be made that the offer will result in any binding sale agreement or, if a binding agreement results, that it will be on the terms currently offered. Nevertheless, the General Partner estimates that "aggregate distributions of cash to be made to Investors from net current assets and sale proceeds through the liquidation of the Partnership could be as much as $175 per
(Unit)". The General Partner's estimate of potential liquidation proceeds is $35 more than the Purchasers' prior estimate of $140 per Unit. The Purchasers have therefore increased the offer price by $35 to $115 per Unit. It must be emphasized that Unit holders tendering to the Purchasers are assured of prompt payment of $115 per Unit, while there can be no assurance as to the timing or amount of any future distributions by the Partnership. Furthermore, the General Partner has stated that the offer on the properties permits up to six months of due diligence investigation. Because the offeror's use of the full six months would mean that the Partnership would likely not liquidate and dissolve until some time in the year 2001 (or later if not all sale proceeds are received by the Partnership in cash), it is likely that Unit holders will continue filing K-1 tax information concerning the Partnership at least into the year 2002. Those who sell their Units to the Purchasers will have no further tax filing requirements with respect to the Partnership after filing their returns for the year 2000.


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    After  carefully  reading  the entire  Offer,  if you elect to tender  your
Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the yellow form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Facsimile: (925) 376-7983
E-Mail Address: offers@mackpatt.com

     If you have already tendered Units by submitting a Letter of Transmittal (the green form), there is no need to submit a new transmittal form. All selling Unit holders will receive the highest price offered by the Purchasers regardless of the date of tender or the form used.

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) June 16, 2000.








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